

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2023

Ka Fai Yuen
Chief Executive Officer
TOP Financial Group Ltd
118 Connaught Road West
Room 1101
Hong Kong

> **Re: TOP Financial Group Ltd**
> **Registration Statement on Form F-3**
> **Filed June 30, 2023**
> **File Number 333-273066**

Dear Ka Fai Yuen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Registration Statement on Form F-3 Amended July 21, 2023

Enforceability of Civil Liabilities, page 27

1. We note that you state that "substantially all our assets are located in the United States." However, your 20-F for the fiscal year ended March 31, 2023 states that substantially all your assets are located in Hong Kong. Revise the registration statement to clarify this apparent inconsistency.

2. Your registration statement states that "some" of your directors and officers are residents or citizens of countries "other than the United States." The 20-F for the fiscal year ended March 31, 2023 states that "all" of your directors and officers are nationals or residents of

jurisdictions other than the United States. Revise this section to clarify this inconsistency.

You may contact John Stickel at (202) 551-3324 or Chris Windsor, Legal Branch Chief, at (202) 551-3419 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance